Exhibit 99.84

DIGIHOST ANNOUNCES 105.26 BITCOINS MINED IN THE FIRST QUARTER OF 2021

AND PROVIDES OPERATIONS UPDATE

Toronto, ON – April 6, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has increased its mined Bitcoin (“BTC”) holdings during the month of March 2021 by 36.54 BTC, bringing the Company’s total BTC balance to 256.26. Based on an approximate current BTC price of US$59,000, the total value of BTC in the Company’s possession is approximately US$15,119,000. During the first quarter of 2021, Digihost mined a total of 105.26 BTC, broken down by month as follows:

January 2021	33.70 BTC
February 2021	35.02 BTC
March 2021	36.54 BTC

At the end of March 2021, the Company was mining BTC at a hashrate of approximately 190PH and at an all-in cost of approximately US$15,000 per BTC for the month of March.

Digihost is also pleased to report that during the first quarter of 2021, the Company achieved many significant milestones in its evolution as a top tier blockchain technology company, including:

●	closed approximately $29 million in equity financings;
●	upgraded its exchange listing in the U.S. from the OTC Pink Sheets to the OTCQB;
●	increased the Company’s potential hashrate capacity to 3EH through the conditional acquisition of a 60MW power plant in Upstate New York;
●	acquired 700 S17+ 76TH BTC miners, projected to be fully operational by mid-April; and
●	repayment of all debt in the aggregate amount of US$3,975,000.

Michel Amar, the Company’s CEO, stated: “We are extremely pleased to report the success achieved by Digihost during the first quarter of 2021. Having mined 105.26 BTC during the quarter, and consistently increasing the rate of output month-over-month, we have increased the balance of BTC held by the Company to a total 256.26 BTC, which is a testament to our efficient operations and highly skilled operations team. We are also excited to deploy an additional 700 BTC miners this month, which will aid in furthering our goal of continuously increasing the level of BTC mined and held by the Company and providing growth and value for our shareholder base. As a Company, we continue to explore every opportunity to expand our BTC mining operations through the acquisition of new miners, vertical integration, improved operational efficiencies, and ensuring that the Company is always in a position to attract the financial resources to achieve these goals.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 190PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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